N E W S   R E L E A S E

TALISMAN ENTERS INTO EXCLUSIVE NEGOTIATIONS WITH SHELL AND ESSO TO ACQUIRE THE FULMAR AND AUK FIELDS IN THE NORTH SEA

Calgary, Alberta – February 15, 2006 – Talisman Energy Inc. announced that its wholly owned subsidiary, Talisman Energy (UK) Limited, has reached agreement to enter into exclusive negotiations with Shell U.K. Limited and Esso Exploration and Production UK Limited to acquire their combined 85.8% interest in the Fulmar field (Blocks 30/11b and 30/16s) and 100% interest in the Auk field (Blocks 30/16n and 30/16t) in the Central North Sea.  The transaction is conditional on agreement of the final terms of the acquisition and will be subject to co-venturer and UK government approvals.  Assuming successful completion of the transaction and requisite approvals, Talisman is expected to assume operatorship later this year.

The transaction will significantly expand Talisman’s existing Clyde core area assets in the Central North Sea.  Talisman currently operates both the Clyde field (Talisman 95%) and Orion field (Talisman 93.7%), which, along with the Auk and Gannet fields, export via the Fulmar production facilities.  The Company also has an existing 12.7% interest in the Fulmar field.

“This is a good business opportunity for Talisman and is a continuation of our successful acquire and develop strategy in the North Sea,” said Dr. Jim Buckee, President and Chief Executive Officer.  “The combined Clyde, Orion, Fulmar and Auk operations will yield a number of operating efficiencies. We believe redevelopment of the Auk field will deliver significant increases in recoverable reserves and production volumes.”

Additional details will be provided when the transaction is completed, however, the parties have agreed not to disclose a purchase price.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas, including Colombia, Gabon, Peru, Romania and Qatar.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

03-06

Forward-looking Statements

This news release contains statements concerning future projects and negotiations, the anticipated date that the Company expects to assume operatorship, the impact of a transaction on the Company’s assets, recoverable reserves and production volumes, the anticipated date of final agreement for a transaction, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the applicable securities legislation.

Undue reliance should not be placed on forward-looking statements.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the ability of management to execute the business plan which forms the basis for this news release;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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risks in conducting foreign operations;

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general economic conditions; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.